FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending March 2012

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 Notification of Transactions of Directors and Persons Discharging Managerial Responsibility

This notification sets out information relating to conditional share awards granted in 2009 under the GlaxoSmithKline 2009 Performance Share Plan (the Performance Share Plan), the vesting in part (49%) of which was approved by the Remuneration Committee on 17 February 2012, following a three-year performance period (the Awards).

Following the reinvestment of the fourth quarter 2011 and supplemental dividends (the Dividends) on the Awards, further shares were released on 8 March 2012 in proportion to the vesting of the Awards. The Administrators of the Plan notified the Company and the under-mentioned persons of the sale of Ordinary Shares at a price of £14.20 per Ordinary Share and withholding of American Depositary Shares (ADS) at a price of $44.55 per ADS on 8 March 2012 to meet tax liabilities:

Number of Ordinary Shares sold to meet tax liabilities
Sir Andrew Witty*	2486
Mr S M Bicknell	113
Mr J M Clarke	407
Mr M Dunoyer	131
Mr E J Gray	265
Mr A Hussain	118
Mr D S Redfern	154
Ms C Thomas	210
* Denotes an Executive Director

Number of ADS withheld to meet tax liabilities
Dr M M Slaoui*	281
Ms D Connelly	265
Mr W C Louv	84
Dr D Pulman	129
Mr D Troy	215
* Denotes an Executive Director

The Company, Directors and Persons Discharging Managerial Responsibility were advised of these transactions on 9 March 2012.

This notification relates to a transaction notified in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

V A Whyte
Company Secretary
9 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: March 09, 2012

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc